UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40486

AiHuiShou International Co. Ltd.

(Registrant’s Name)

12th Floor, No. 6 Building

433 Songhu Road, Shanghai

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Notice of Extraordinary General Meeting of the Company and Form of Proxy for Shareholders

99.3	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AiHuiShou International Co. Ltd.

By :	/s/ Chen Chen
Name : Chen Chen
Title : Chief Financial Officer

Date: September 30, 2021